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                              October 30, 2023

       Sudhanshu Priyadarshi
       Chief Financial Officer
       Keurig Dr Pepper Inc.
       53 South Avenue
       Burlington, Massachusetts 01803

                                                        Re: Keurig Dr Pepper
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarter Ended September 30, 2023
                                                            Form 8-K furnished
October 26, 2023
                                                            File No. 001-33829

       Dear Sudhanshu Priyadarshi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 29

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify, where possible, the extent to which each factor
contributed to the overall change in that line item. Please apply this comment to both your
consolidated and segment results of operations. As an example, your disclosures on
page 30 attribute the increase in selling, general and administrative expenses to higher
logistics costs, inflation, volume/mix impacts, increases in labor, and unfavorable mark to
market losses and only the mark to market loss is quantified. See
                                                        Item 303 of Regulation
S-K and SEC Release No. 33-8350.
       Supplemental Guarantor Financial Information, page 41

   2. We note that the summarized financial information disclosed for the Parent and
 Sudhanshu Priyadarshi
FirstName LastNameSudhanshu   Priyadarshi
Keurig Dr Pepper Inc.
Comapany
October 30,NameKeurig
            2023       Dr Pepper Inc.
October
Page 2 30, 2023 Page 2
FirstName LastName
         Guarantors includes net sales, income from operations and net income attributable to
         KDP. Please revise your disclosure in future filings to include the disclosure of gross profit. See Rule 13-01(a)(4) and Rule 1-02(bb)(1)(ii) of Regulation
S-X.
Non-GAAP Financial Measures, page 42

3. We note that several of your adjusted measures include an adjustment for productivity.
         Please tell us the nature of these productivity expenses adjustments and explain to us why you do not believe these costs represent normal operating costs. See Question 100.01 in the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial
         Measures.
Financial Statements
Notes to Consolidated Financial Statements
3. Goodwill and Other Intangible Assets
Impairment Analysis, page 70

4. We note that you performed an interim impairment analysis as of September 30, 2022, recording a $311 million impairment and also performed your annual impairment analysis as of October 1, 2022, recording a $161 million impairment. Please address the following:
             Summarize for us the changes in circumstances and/or assumptions that led to the multiple impairment charges over a relatively short period of time.
             Explain the timing for recognizing the $161 million impairment and provide your basis for concluding that this additional impairment did not exist as of September 30,
              2022.
             Tell us whether your valuation assumptions changed between your September 30,
              2022 and October 1, 2022 impairment tests.

Form 10-Q for the Quarter Ended September 30, 2023

Financial Statements
Notes to Condensed Consolidated Financial Statements
1. General
Reportable Segments, page 8

5. We note that effective January 1, 2023, you revised your segment structure to align with changes in how the CODM manages the business, assesses performance and allocate resources. We further note that the change resulted in three reportable segments from the former four reportable segments. Please explain to us in detail, the events that led to the change in reportable segments. For example, please tell us if there was a change in segment managers that report to the CODM, level of detail of the financial information reviewed by the CODM, or other factors that led to this change. As part of your response, please also tell us, and revise future filings to disclose, if in this new structure, any
 Sudhanshu Priyadarshi
FirstName LastNameSudhanshu   Priyadarshi
Keurig Dr Pepper Inc.
Comapany
October 30,NameKeurig
            2023       Dr Pepper Inc.
October
Page 3 30, 2023 Page 3
FirstName LastName
         operating segments have been aggregated into any of the reportable segments. See guidance in ASC 280-10-50-21. If you have aggregated certain operating segments, please provide us with a detailed analysis as to why you believe aggregation is consistent with the criteria in ASC 280-10-50-11.
7. Revenue Recognition, page 19

6. We note that you have changed the level of disaggregation of revenue from five product lines (CSD, NCB, K-Cup pods, Appliances, and Other), to four product lines (LRB, K-
         Cup pods, Appliances and Other). Please explain to us why you believe it is no longer useful to disclose the CSD and NCB product lines, or any other product lines, but instead combine them into the LRB line item. As part of your response, please consider the guidance in ASC 606-10-55-89 through 55-91.
Form 8-K furnished October 26, 2023

Exhibit 99.1 Earnings Release
Non-GAAP Financial Measures, page 4

7. Your disclosure indicates that the non-GAAP measures you present are adjusted gross profit, adjusted operating income, adjusted net income, adjusted diluted EPS, and free cash flow. However, your reconciliations beginning on page A-6 also present adjusted amounts for cost of sales, gross margin, SG&A, other income income, net, operating margin, interest expense, loss on early extinguishment of debt, impairment of investments and note receivable, other (income) expense, net, income before provision for income taxes, provision (benefit) for income taxes, effective tax rate, EBITDA, Adjusted
         EBITDA, and Management Leverage Ratio. Please revise to identify all non-GAAP measures and ensure the relevant disclosures of Item 10(e)(1)(i) are provided for each, including a statement why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.
Reconciliation of Certain Non-GAAP Information, page A-8

8. We note that on pages A-8 and A-12, you disclose adjusted income from operations by segment, which is reconciled to the reported income from operations segment measure, by
         presenting a column titled    Items Affecting Comparability.
However, we also note that
         although you detail the amounts included in Items Affecting Comparability earlier in the press release on a consolidated basis, you have not provided detail of these adjustments for each segment. For segments that have a material amount of items affecting comparability, please revise future filings to include detail of the nature and amount of these adjustments.
Reconciliation of Adjusted EBITDA and Management Leverage Ratio, page A-13

9. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes,
 Sudhanshu Priyadarshi
Keurig Dr Pepper Inc.
October 30, 2023
Page 4
         depreciation and amortization. Either remove the Other (income) expense from your calculation of EBITDA or revise to include the adjustment in your Adjusted EBITDA calculation instead. Refer to Question 103.01 of the
SEC's
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameSudhanshu Priyadarshi                   Sincerely,
Comapany NameKeurig Dr Pepper Inc.
                                                          Division of
Corporation Finance
October 30, 2023 Page 4                                   Office of
Manufacturing
FirstName LastName